UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 25, 2008.

       Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the quarter ended September 30, 2008.

       Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s condensed interim consolidated financial statements for the quarter ended September 30, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: December 1, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 25, 2008
2.	Management Report
3.	Financial Statements

Exhibit 1

Earning Release

ELBIT SYSTEMS REPORTS STRONG

THIRD QUARTER 2008 RESULTS

Continued growth with record revenue and net profit;

Revenues increased 29.3% YoY to $671.2 million;

Net income increased 35% YoY to $35.6 million;

Backlog of orders at $4.9 billion

Haifa, Israel, November 25, 2008 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense company, today reported its consolidated results for the third quarter ended September 30, 2008.

Consolidated revenues for the third quarter of 2008 increased by 29.3% to $671.2 million, from $518.9 million in the third quarter of 2007.

Gross profit for the third quarter of 2008 increased by 41.5% to $198.3 million (29.5% of revenues), as compared with gross profit of $140.2 million (27% of revenues) in the third quarter of 2007.

Consolidated net income for the third quarter of 2008 increased by 35% to $35.6 million (5.3% of revenues), as compared with net income of $26.4 million (5.1% of revenues) in the third quarter of 2007.

Operating cash flow during the first nine months of 2008 was $112.9 million.

Diluted earnings per share for thethird quarter of 2008 were $0.83, as compared with $0.62 for thethird quarter of 2007.

The Company’s backlog of orders as of September 30, 2008 totaled $4,872 million, as compared with $5,050 million as of June 30 2008 and $ 4,624 million as of December 31 2007. Approximately 71% of the backlog relates to orders outside of Israel. Approximately 57% of the Company’s backlog as of September 30, 2008 is scheduled to be performed during the remainder of 2008 and during 2009.

During the third quarter, two events occurred that in the aggregate had minimal total net effect on net profit. There was one-time income of $6 million related to a legal settlement involving a U.S. subsidiary of the Company, which benefited the general and administrative costs. There was also a financial expense related to the write-off of Auction Rate Securities totaling $5.7 million.

Earning Release

The President and CEO of Elbit Systems, Joseph Ackerman, commented, “I am pleased to report another quarter of solid progress at Elbit Systems, with growth across all areas of operation and in all geographies. In addition, in the first three quarters of 2008, we have already surpassed the whole of last year’s net income, achieving just shy of $100 million in net profit. While our backlog was slightly below that of last quarter, it remains a strong backlog, and together with numerous new business opportunities, supports the continuous growth of the Company”.

Mr. Ackerman continued: “ We are taking every measure to keep a cap on and rationalize expenses. This is to ensure we are prepared for all eventualities and that we are able to maintain our profitability, momentum and technological leadership, in the coming months ahead.”

The Board of Directors declared a dividend of $0.22 per share for the third quarterof 2008. The dividend’s record date is December 9, 2008, and the dividend will be paid on December 22, 2008, net of taxes and levies, at the rate of 16.82%.

Conference Call

The Company will also be hosting a conference call today, Tuesday, November 25, at 8:30am ET. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1-866-345-5855

UK Dial-in Number: 0-800-917-5108

ISRAEL Dial-in Number: 03-918-0650

INTERNATIONAL Dial-in Number: +972-3-918-0650

at: 8:30am Eastern Time; 5:30am Pacific Time; 1:30pm UK time and 3:30pm Israel time

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-269-0005 (US) or +972-3-925-5951 (Israel and International).

Earning Release

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:	IR Contact:

Joseph Gaspar, Executive VP & CFO	Ehud Helft / Kenny Green
Dalia Rosen, Head of Corporate Communications
Elbit Systems Ltd.	GK Investor Relations
Tel: +972-4 831-6663 Fax: +972-4-831-6944	Tel: 1 646 201 9246
E-mail: j.gaspar@elbitsystems.com dalia.rosen@elbitsystems.com	E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousand of US Dollars)

	September 30	December 31
	2008	2007
	Unaudited	Audited

Assets

Current Assets:
Cash and short term deposits	290,376	375,700
Trade receivable and others	545,694	555,265
Inventories, net of customer advances	632,072	480,603
Total current assets	1,468,142	1,411,568

Investments in affiliated companies & other companies	69,085	66,161
Long-term receivables & others	326,521	314,568
Fixed Assets, net	385,532	352,702
Other assets, net	608,720	636,255
	2,858,000	2,781,254

Liabilities and Shareholder’s Equity

Current liabilities	1,207,673	1,237,049
Long-term liabilities	960,496	987,858
Minority Interest	57,091	20,085
Shareholder’s equity	632,740	536,262
	2,858,000	2,781,254

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousand of US Dollars, except for per share amounts)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2008	2007	2008	2007	2007
	Unaudited		Unaudited		(Audited)

Revenues	1,940,417	1,390,705	671,187	518,947	1,981,761
Cost of revenues	1,376,334	1,020,022	472,860	378,755	1,454,913
Restructurirng expenses	—	10,482	—	—	10,482
Gross Profit	564,083	360,201	198,327	140,192	516,366

Research and development expenses, net	121,109	87,594	44,985	34,520	126,995
Marketing and selling expenses	152,754	113,134	49,451	41,558	157,411
General and administrative expenses	103,399	73,182	25,558	28,764	107,447
Acquired IPR&D	—	16,560	—	—	16,560
Total operating expenses	377,262	290,470	119,994	104,842	408,413

Operating income	186,821	69,731	78,333	35,350	107,953

Financial expenses, net	(33,056)	(8,698)	(16,083)	(736)	(19,329)
Other income (expenses), net	4,230	82	17	(13)	368
Income before taxes on income	157,995	61,115	62,267	34,601	88,992
Taxes on income	28,089	21,311	16,405	9,189	13,810
	129,906	39,804	45,862	25,412	75,182
Equity in net earnings of affiliated companies and partnership	8,071	10,021	2,125	4,248	14,565
Minority interest in earnings of subsidiaries	(39,073)	(5,042)	(12,391)	(3,285)	(13,038)
Net income	98,904	44,783	35,596	26,375	76,709

Earnings per share
Basic net earnings per share	$2.35	$1.07	$0.85	$0.63	$1.82

Diluted net earnings per share	$2.31	$1.06	$0.83	$0.62	$1.81

Exhibit 2

Elbit Systems Ltd.

Management’s Report

For The Quarter Ended September 30, 2008

This report should be read together with the unaudited financial statements for the quarter ended September 30, 2008 of Elbit Systems Ltd. (“Elbit Systems” and together with its subsidiaries, the “Company”), the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007, the Company’s management report for the year ended December 31, 2007 and the Company’s Form 20-F for the year ended December 31, 2007, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, governmental authorizations, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors, which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

The Company operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), unmanned air vehicles (“UAVs”), advanced electro-optic and space technologies, electronic warfare (“EW”) suites, airborne warning systems, electronic intelligence (“ELINT”) systems, data links, military communications systems and equipment and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

The Company provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Company offers a wide range of logistic support services as well as advanced engineering and manufacturing services to various customers, utilizing its significant logistic and manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

Financial Highlights

The Company’s revenues increased by 29.3% and reached $671.2 million in the third quarter of 2008, as compared to $518.9 million in the third quarter of 2007.

The Company’s backlog increased by 5.4% and reached $4.87 billion as of September 30, 2008, as compared to $4.62 billion as of December 31, 2007.

Net earnings in the third quarter of 2008 were $35.6 million and the diluted earnings per share were $0.83, as compared to $26.4 million and $0.62 in the third quarter of 2007.

The Board of Directors declared a dividend of $0.22 per share for the third quarter of 2008.

B.	Recent Events

•

On August 20, 2008, the Company’s subsidiary, Cyclone Aviation Products Ltd., was awarded a contract by The Boeing Company valued at approximately $31 million to supply structural components for F-15 fighter jets. The contract calls for the supply of external fuel tanks, pylons, horizontal stabilizers and gun access doors. Deliveries are scheduled between 2009 and 2011.

•

On September 1, 2008, the Company was awarded a contract to supply Hermes® 450 UAV systems to a country in the Americas for the total of approximately $25 million. The contract also includes Skylark® I systems, all to be delivered within a year.

•

On September 2, 2008, a settlement between Innovative Solutions and Support, Inc. (“IS&S”) and the Company’s U.S. subsidiary Kollsman, Inc. (“Kollsman”) became effective with respect to all claims by IS&S and Kollsman against each other in the United States District Court for the Western District of Tennessee, and a corresponding Consent Order was entered. This is further to previous announcements by the Company regarding this litigation on November 7, 2007 and July 2, 2008. Under the settlement agreement, all claims between IS&S and Kollsman were dismissed with prejudice, a final agreed injunction was entered and the matter was fully and finally mutually settled without any admission of guilt by either party. In addition, an agreed settlement payment of $17 million was made by Kollsman to IS&S. Kollsman and IS&S may explore opportunities for future business collaboration. As indicated in its announcement dated July 2, 2008, the Company’s second quarter 2008 results reflected an approximately $10 million net after tax write-off due to the impact of previous court rulings relating to the litigation. As a result of the settlement, the Company’s third quarter 2008 results include a positive net after tax impact of approximately $3 million.

•

On October 22, 2008, the Company announced that it was recently awarded contracts valued in a total amount of approximately $100 million, to supply its military communications systems to three armies. The communications systems to be delivered under the contracts are Tadiran CNR 9000, Tadiran HF 6000 and the PRC 710 radio systems. All products will be delivered through the end of 2009. Under the above-mentioned separate contracts, the Company will supply systems valued at approximately $50 million, $38 million and $10 million to a South American, Asian and European country, respectively.

•

On November 11, 2008, the Company was awarded a contract by Embraer, the Brazilian aircraft company, for the supply of avionics for the Brazilian AMX jet upgrade project. The initial development and prototype phase of the contract is in an amount of approximately $67 million. The entire contract, including the subsequent production phase, is valued at approximately $187 million and is scheduled to be completed through 2014. Implementation of the production phase following completion of the development and prototype phase is subject to further approval.

C.	Backlog of Orders

The Company’s backlog of orders as of September 30, 2008 reached $4,872 million, of which 71% were for orders outside of Israel. The Company’s backlog as of December 31, 2007 was $4,624 million, of which 70% were for orders outside of Israel.

Approximately 57% of the Company’s backlog as of September 30, 2008 is scheduled to be performed in the last quarter of 2008 and during 2009. The majority of the 43% balance is scheduled to be performed in 2010 and 2011.

D.	Critical Accounting Policies and Estimates

•

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except for the adoption of FASB Statement No. 157, “Fair Value Measurements”, in accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) 157-2.

•

Other new pronouncements issued but not effective as of September 30, 2008 are not expected to have a significant effect on the Company’s consolidated financial position or results of operations, with the possible exception of the following, which are currently being evaluated by management:

(1)

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). SFAS 161 is an amendment of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). To address concerns that the existing disclosure requirements of SFAS 133 do not provide adequate information, SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the future impacts and disclosures resulting from SFAS 161.

(2)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

(3)

In October, 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, “Accounting Changes and Error Corrections” (SFAS 154). However, the disclosure provisions in SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of FSP 157-3 did not have a material impact on the Company’s financial position or results of operations.

E.	Recent Acquisitions

•

On October 27, 2008, the Company signed an agreement (the “Purchase Agreement”) to purchase a minority interest in Azimuth Technologies Ltd. (“Azimuth”). Azimuth is an Israeli company whose shares are traded on the Tel Aviv Stock Exchange (“TASE”) and is engaged in the development and sale of products for target acquisition, navigation and orientation for the defense market. Under the Purchase Agreement, the Company purchased from certain minority shareholders of Azimuth 13,739,400 shares, representing approximately 19.48% of Azimuth’s voting shares on a non-fully diluted basis, for a price of $0.25 (twenty-five cents) per share. The purchase was completed on November 12, 2008. The investment in Azimuth will be accounted for on a cost basis.

•

On November 11, 2008, the Company’s U.S. subsidiary Elbit Systems of America, LLC, acquired all of the shares of Innovative Concepts, Inc. (“ICI”) from Herley Industries, Inc. in a $15 million all cash transaction. ICI, located in McLean, Virginia, is a wireless communications technology firm specializing in design, production and support of real-time embedded systems and high-speed processing solutions for defense and homeland security applications. ICI became part of Elbit Systems of America’s C4I Solutions business. This acquisition is part of Elbit Systems of America’s strategy to provide advanced C4I systems solutions to the United States Department of Defense and Department of Homeland Security. The results of ICI will be consolidated in the Company’s financial statements commencing the date of acquisition. The Company is in the process of preparing a Purchase Price Allocation related to the acquisition.

F.	Summary of Financial Results

The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three and nine-month periods ended September 30, 2008 and September 30, 2007. The financial statements of the Company in the nine-month period ended September 30, 2008 include consolidation of 100% of Tadiran Communication Ltd.’s (“Tadiran”) and Ferranti Technologies (Group) Limited (“FTL”) financial results. The financial statements of the Company for the nine-month period ended September 30, 2007 include consolidation of Tadiran’s financial results from May 2007, and the financial results of FTL from August 2007.

	For the nine months ended September 30				For the three months ended September 30
	2008		2007		2008		2007
	$	%	$	%	$	%	$	%
	(In thousands of U.S. dollars except per share data)
Total revenues	1,940,417	100.0	1,390,705	100.0	671,187	100.0	518,947	100.0
Cost of revenues	1,376,334	70.9	1,020,022	73.3	472,860	70.5	378,755	73.0
Restructuring expenses	—	—	10,482	0.8	—	—	—	—
Gross profit	564,083	29.1	360,201	25.9	198,327	29.5	140,192	27.0
R&D expenses	145,261	7.5	106,019	7.6	52,772	7.9	39,812	7.7
Less – participation	(24,152)	(1.2)	(18,425)	(1.3)	(7,787)	(1.2)	(5,292)	(1.0)
R&D expenses, net	121,109	6.3	87,594	6.3	44,985	6.7	34,520	6.7
Marketing and selling expenses	152,754	7.9	113,134	8.1	49,451	7.4	41,558	8.0
General and administrative expenses	103,399	5.3	73,182	5.3	25,558	3.8	28,764	5.5
IPR&D write-off	—	—	16,560	1.2	—	—	—	—
	377,262	19.5	290,470	20.9	119,994	17.9	104,842	20.2
Operating income	186,821	9.6	69,731	5.0	78,333	11.6	35,350	6.8
Finance expenses, net	(33,056)	(1.7)	(8,698)	(0.6)	(16,083)	(2.3)	(736)	(0.1)
Other income (expenses), net	4,230	0.2	82	—	17	0.0	(13)	—
Income before taxes on income	157,995	8.1	61,115	4.4	62,267	9.3	34,601	6.7
Taxes on income	28,089	1.4	21,311	1.5	16,405	2.5	9,189	1.8
	129,906	6.7	39,804	2.9	45,862	6.8	25,412	4.9
Minority interest in gains of subsidiaries	(39,073)	(2.0)	(5,042)	(0.4)	(12,391)	(1.8)	(3,285)	(0.6)
Equity in net earnings of affiliated companies and partnership	8,071	0.4	10,021	0.7	2,125	0.3	4,248	0.8
Net earnings	98,904	5.1	44,783	3.2	35,596	5.3	26,375	5.1
Diluted earnings per share	2.31		1.06		0.83		0.62

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

The consolidated revenues increased by 29.3% from $518.9 million in the third quarter of 2007 to $671.2 million in the third quarter of 2008.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Three-Month Period ended
	September 30, 2008		September 30, 2007
	$ millions	%	$ millions	%
Airborne systems	161.7	24.1	136.5	26.3
Land systems	122.7	18.3	94.1	18.1
C4ISR systems	297.8	44.3	192.0	37.0
Electro-optics	63.7	9.5	61.0	11.8
Other (mainly non-defense engineering and production services)	25.3	3.8	35.3	6.8
Total	671.2	100.0	518.9	100.0

The changes in revenue distribution by areas of operation were the result of quarterly fluctuations. The increase in C4ISR systems is mainly as a result of UAV systems projects sold to European customers.

The following table sets forth the Company’s distribution of revenues by geographical regions:

	Three-Month Period ended
	September 30, 2008		September 30, 2007
	$ millions	%	$ millions	%
Israel	131.8	19.6	119.1	23.0
United States	221.4	33.0	169.6	32.7
Europe	157.8	23.5	131.3	25.3
Other countries	160.2	23.9	98.9	19.0
Total	671.2	100.0	518.9	100.0

The changes in revenues by geographic distribution were the result of standard quarterly fluctuations and increased revenues from certain customers as mentioned above.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

The Company’s consolidated revenues increased by 39.5%, from $1,390.7 million in the first nine months of 2007 to $1,940.4 million in the first nine months of 2008.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Nine-Month Period ended
	September 30, 2008		September 30, 2007
	$ millions	%	$ millions	%
Airborne systems	474.5	24.5	449.3	32.3
Land systems	432.0	22.2	244.1	17.6
C4ISR systems	714.3	36.8	415.6	29.9
Electro-optics	225.3	11.6	178.6	12.8
Other (mainly non-defense engineering and production services)	94.3	4.9	103.1	7.4
Total	1,940.4	100.0	1,390.7	100.0

The changes in revenue distribution by areas of operation were the result of ordinary quarterly fluctuations. The increase in the C4ISR systems area of operations is mainly as a result of the inclusion of Tadiran in the C4ISR area of operation and UAV systems projects sold to European customers. The increase in the Land systems area of operations is mainly related to growth in deliveries of products to the U.S. Government.

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Nine-Month Period ended
	September 30, 2008		September 30, 2007
	$ millions	%	$ millions	%
Israel	358.6	18.5	290.3	20.9
United States	654.2	33.7	494.9	35.6
Europe	494.3	25.5	336.8	24.2
Other countries	433.3	22.3	268.7	19.3
Total	1,940.4	100.0	1,390.7	100.0

The changes in revenues by geographic distribution were the result of ordinary quarterly fluctuations and revenues from customers as mentioned above.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

Gross profit in the quarter ended September 30, 2008 was $198.3 million as compared to $140.2 million in the quarter ended September 30, 2007. The gross profit margin in the third quarter of 2007 was 29.5% as compared to 27.0% in the same period last year. The increase in the gross profit margin in the third quarter of 2008 was mainly as a result of higher level of profit margins in short-term delivery contracts and the mix of the projects sold.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

Gross profit in the nine months ended September 30, 2008 was $564.1 million as compared to $360.2 million in the nine months ended September 30, 2007. As a result of the restructuring expenses of $10.5 million related to the acquisition of Tadiran in the second quarter of 2007 (which constituted 0.8% of revenues), the gross profit margin in the nine months ended September 30, 2007 was 25.9%, compared to a gross profit margin of 29.1% in the nine-month period ended September 30, 2008. The increase in the gross profit margin in the nine months ended September 30, 2008 was mainly as a result of higher level of profit margins in short-term delivery contracts and the mix of the projects sold.

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are partially funded by third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors, communications, EW and homeland security technologies and products.

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

Gross R&D expenses in the quarter ended September 30, 2008 totaled $52.8 million (7.9% of revenues), as compared to $39.8 million (7.7% of revenues) in the quarter ended September 30, 2007.

Net R&D expenses (after deduction of third party participation) in the quarter ended September 30, 2008 totaled $45.0 million (6.7% of revenues), as compared to $34.5 million (6.7% of revenues) in the quarter ended September 30, 2007.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

Gross R&D expenses in the nine months ended September 30, 2008 totaled $145.3 million (7.5% of revenues), as compared to $106.0 million (7.6% of revenues) in the nine months ended September 30, 2007.

Net R&D expenses (after deduction of third party participation) in the nine-month period ended September 30, 2008 totaled $121.1 million (6.3% of revenues), as compared to $87.6 million (6.3% of revenues) in the nine-month period ended September 30, 2007.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

Marketing and selling expenses in the quarter ended September 30, 2008 were $49.5 million (7.4% of revenues), as compared to $41.6 million (8.0% of revenues) in the quarter ended September 30, 2007.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

Marketing and selling expenses in the nine months ended September 30, 2008 were $152.8 million (7.9% of revenues), as compared to $113.1 million (8.1% of revenues) in the nine months ended September 30, 2007.

General and Administrative (“G&A”) Expenses

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

G&A expenses were $25.6 million (3.8% of revenues) in the quarter ended September 30, 2008, as compared to $28.8 million (5.5% of revenues) in the quarter ended September 30, 2007. The decrease in G&A expenses in the third quarter of 2008 was mainly as a result of the settlement between IS&S and Kollsman.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

G&A expenses were $103.4 million (5.3% of revenues) in the nine months ended September 30, 2008, as compared to $73.2 million (5.3% of revenues) in the nine months ended September 30, 2007. The increase in the total amount of G&A expenses was mainly a result of the settlement mentioned above.

Operating Income

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

The Company’s operating income in the quarter ended September 30, 2008 was $78.3 million, as compared to $35.4 million in the quarter ended September 30, 2007.

The higher level of operating margins in 2008 was a result of improved gross margins, mainly due to the higher level of short-term delivery contracts and mix of projects performed in the third quarter of 2008.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

The Company’s operating income in the nine months ended September 30, 2008 was $186.8 million, as compared to $69.7 million in the nine months ended September 30, 2007. The operating income in 2007 was affected by restructuring expenses and an IPR&D write-off of $27 million (which constituted 1.94% of revenues). As a result, the operating income margin in the nine-month period ended September 30, 2007 was 5.0%, as compared to an operating margin of 9.6% in the nine-month period ended September 30, 2008.

Finance Expenses (Net)

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

Net finance expenses in the quarter ended September 30, 2008 were $16.1 million, as compared to $0.7 million in the quarter ended September 30, 2007. The net finance expenses in 2008 include the impact of a write-off relating to Auction Rate Securities in the amount of $5.7 million and the effect of the revaluation of the New Israeli Shekel (“NIS”), which affected the Company’s activities and balances in NIS. As a result, the finance expenses margin in the third quarter of 2008 increased to 2.3% as compared to 0.1% in the third quarter of 2007.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

Net finance expenses in the nine months ended September 30, 2008 was $33.1 million, as compared to $8.7 million in the nine months ended September 30, 2007. The net finance expenses in 2008 include the impact of a write-off relating to Auction Rate Securities in the amount of $9.1 million and the effect of the revaluation of the NIS.

Taxes on Income

The Company’s tax rate represents a weighted average of the tax rates to which the various Company entities are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company entities generating the taxable income operate.

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

Provision for taxes in the quarter ended September 30, 2008 was $16.4 million (effective tax rate of 26.3%), as compared to a provision for taxes of $9.2 million (effective tax rate of 26.6%) in the quarter ended September 30, 2007.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

Provision for taxes in the nine months ended September 30, 2008 was $28.1 million (effective tax rate of 17.8%), as compared to a provision for taxes of $21.3 million (effective tax rate of 34.9%) in the nine months ended September 30, 2007. The higher weighted average effective tax rate in the nine months ended September 30, 2007 was effected by the IPR&D write-off related to the acquisition of the Tadiran shares not being deductible for tax purposes (excluding the IPR&D write-off, the effective tax rate in 2007 was 27.2%).

Minority Interest in Gains of Subsidiaries

The minority interest represents the minority part in gain/loss of subsidiaries, in which the Company holds less then 100%. The increase in 2008 is a result of higher levels of sales and profit in those subsidiaries.

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

Minority interest in gain of subsidiaries in the quarter ended September 30, 2008 was $12.4 million, as compared to $3.3 million in the quarter ended September 30, 2007.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

Minority interest in gain of subsidiaries in the nine months ended September 30, 2008 was $39.1 million, as compared to $5.0 million in the nine months ended September 30, 2007.

Company’s Share in Earnings of Affiliated Entities

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics and airborne systems.

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

In the third quarter of 2008, the Company had net income of $2.1 million from its share in earnings of affiliated entities and partnership, as compared to $4.2 million in the third quarter of 2007.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

In the nine months ended September 30, 2008 the Company’s share in earnings of affiliated companies and partnership was $8.1 million, as compared to $10.0 million in the nine months ended September 30, 2007.

Net Earnings and Diluted Earnings Per Share (“EPS”)

Three Months Ended September 30, 2008, Compared to Three Months Ended September 30, 2007

Net earnings in the quarter ended September 30, 2008 were $35.6 million (5.3% of revenues), as compared to net earnings of $26.4 million (5.1% of revenues) in the quarter ended September 30, 2007. Diluted EPS in the quarter ended September 30, 2008 was $0.83, as compared to $0.62 in the quarter ended September 30, 2007.

The number of shares used for computation of diluted EPS in the quarter ended September 30, 2008 was 42,813 thousand shares, as compared to 42,307 thousand shares in the quarter ended September 30, 2007.

Nine Months Ended September 30, 2008, Compared to Nine Months Ended September 30, 2007

Net earnings in the nine months ended September 30, 2008 were $98.9 million (5.1% of revenues), as compared to net earnings of $44.8 million, including the $24.4 million IPR&D write-off and restructuring expenses, net, representing $0.57 per share (1.8% of revenues) in the nine months ended September 30, 2007. Diluted EPS in the nine months ended September 30, 2008 was $2.31, as compared to $1.06 in the nine months ended September 30, 2007.

The number of shares used for computation of diluted EPS in the nine months ended September 30, 2008 was 42,852 thousand shares, as compared to 42,372 thousand shares in the nine months ended September 30, 2007.

G.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in the nine months ended September 30, 2008 was $112.9 million, resulting mainly from net income and an increase in trade and other payables. The cash inflows were partially offset, mainly by an increase in inventories and a decrease in advances received from customers.

Net cash flow used for investment activities in the nine months ended September 30, 2008 was $116.6 million, which was used mainly for procurement of various assets and equipment.

Net cash flow used for financing activities in the nine months ended September 30, 2008 was $88.5 million, which was used mainly for repayment of long-term bank loans and dividend payments.

On September 30, 2008, the Company had total borrowings in the amount of $396 million, including $382.9 million in long-term loans, and $903.3 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On September 30, 2008, the Company had a cash balance amounting to $270.6 million.

As of September 30, 2008, the Company had working capital of $260.5 million, and its current ratio was 1.22.

H.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to exchange rate changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and NIS. The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On September 30, 2008, the Company’s liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for Auction Rate Securities (see Finance Expense (Net) above). The Company’s deposits and loans are based on variable interest rates, and their value as of September 30, 2008 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On September 30, 2008, the Company had exposure due to liabilities denominated in NIS of $128.2 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time and impacted the Company’s finance expenses for the third quarter and the nine months ended September 30, 2008.

Most of the Company’s assets and liabilities that are denominated in currencies other than the NIS and the U.S. dollar were covered as of September 30, 2008 by forward contracts. On September 30, 2008, the Company had forward contracts covering $192 million in Euro, $115 million in GBP and $4.8 million in other currencies.

On September 30, 2008, the Company had options and forward contracts for hedging future cash flow denominated in NIS in the amount of $286 million. The fair market value of the options and the forward contracts as of September 30, 2008 was an unrealized gain of approximately $1.5 million.

I.	Dividends

The Board of Directors declared on November 24, 2008 a dividend of $0.22 per share.

* * * * *

Exhibit 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008

(Unaudited)

(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008

(Unaudited)

(In thousands of U.S. dollars)

C O N T E N T S

P a g e

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders’ Equity	5 -6

Consolidated Statements of Cash Flows	7 - 8

Notes to the Consolidated Financial Statements	9 - 12

# # # # # #

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (in thousands)

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$270,608	$362,802
Short-term bank deposits	18,998	10,068
Available for sale marketable securities	770	2,830
Trade receivables, (net of allowance for doubtful accounts in the amount of $4,818 and $3,794 as of September 30, 2008 and December 31, 2007, respectively)	433,828	431,961
Other receivables and prepaid expenses	111,866	123,304
Inventories, net of advances	632,072	480,603
Total current assets	1,468,142	1,411,568

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership	69,085	66,161
Compensation receivable in respect of fire damages, net	—	15,530
Long-term bank deposits and trade receivables	27,311	20,747
Marketable securities	12,649	20,885
Deferred income taxes	15,046	19,323
Severance pay fund	271,515	238,083
	395,606	380,729

PROPERTY, PLANT AND EQUIPMENT, NET	385,532	352,702

INTANGIBLE ASSETS:
Goodwill	336,704	335,266
Other intangible assets, net	272,016	300,989
	608,720	636,255

	$2,858,000	$2,781,254

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (in thousands, except share data)

	September 30	December 31,
	2008	2007
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Short-term bank credit and loans	$1,001	$10,418
Current maturities of long-term loans	12,048	18,659
Trade payables	347,717	272,627
Other payables and accrued expenses	438,974	424,783
Customers advances in excess of costs incurred on contracts in progress	407,933	510,562
Total current liabilities	1,207,673	1,237,049

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	382,923	431,312
Customers advances	112,542	137,296
Deferred income taxes and tax obligations	89,997	94,117
Pension and termination indemnities	340,798	293,848
Other long-term liabilities	34,236	31,285
	960,496	987,858

COMMITMENTS AND CONTINGENT LIABILITIES

MINORITY INTERESTS	57,091	20,085

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized – 80,000,000 shares as of September 30, 2008 and December 31, 2007; Issued 42,488,373 and 42,468,673 shares as of September 30, 2008 and December 31, 2007, respectively; Outstanding 42,079,452 and 42,059,752 shares as of September 30, 2008 and December 31, 2007, respectively	11,892	11,886
Additional paid-in capital	298,860	294,862
Treasury shares - 408,921 shares as of September 30, 2008 and December 31, 2007, respectively	(4,321)	(4,321)
Accumulated other comprehensive loss	(7,032)	(24,367)
Retained earnings	333,341	258,202
	632,740	536,262
	$2,858,000	$2,781,254

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

 U.S. dollars (in thousands, except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited)		(Unaudited)		(Audited)
Revenues	$1,940,417	$1,390,705	$671,187	$518,947	$1,981,761
Cost of revenues	1,376,334	1,020,022	472,860	378,755	1,454,913
Restructuring expenses	—	10,482	—	—	10,482
Gross profit	564,083	360,201	198,327	140,192	516,366

Research and development expenses, net	121,109	87,594	44,985	34,520	126,995
Marketing and selling expenses	152,754	113,134	49,451	41,558	157,411
General and administrative expenses	103,399	73,182	25,558	28,764	107,447
In-process research and development write-off	—	16,560	—	—	16,560
	377,262	290,470	119,994	104,842	408,413

Operating income	186,821	69,731	78,333	35,350	107,953

Financial expenses, net	(33,056)	(8,698)	(16,083)	(736)	(19,329)
Other income (expenses), net	4,230	82	17	(13)	368
Income before taxes on income	157,995	61,115	62,267	34,601	88,992
Taxes on income	28,089	21,311	16,405	9,189	13,810
	129,906	39,804	45,862	25,412	75,182
Equity in net earnings of affiliated companies and partnership	8,071	10,021	2,125	4,248	14,565
Minority interests in earnings of subsidiaries	(39,073)	(5,042)	(12,391)	(3,285)	(13,038)
Net income	$98,904	$44,783	$35,596	$26,375	$76,709

Earnings per share
Basic net earnings per share	$2.35	$1.07	$0.85	$0.63	$1.82

Diluted net earnings per share	$2.31	$1.06	$0.83	$0.62	$1.81

Number of shares used in computation of basic net earnings per share	42,073	42,036	42,078	42,045	42,041

Number of shares used in computation of Diluted net earnings per share	42,852	42,372	42,813	42,307	42,342

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2007	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$493,584
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	—	—	—	—	(4,846)	—	(4,846)
Exercise of options	43,078	10	417	—	—		427
Tax benefit in respect of options exercised	—	—	46	—	—	—	46
Stock based compensation	—	—	4,778	—	—	—	4,778
Gain resulting from affiliated company’s IPO	—	—	595	—	—	—	595
Dividends paid	—	—	—	—	(27,410)	—	(27,410)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments	—	—	—	(9,562)	—	—	(9,562)	$(9,562)
Foreign currency translation differences	—	—	—	605	—	—	605	605
Unrealized pension income	—	—	—	2,037	—	—	2,037	2,037
Unrealized loss on available for sale marketable securities	—	—	—	(701)	—	—	(701)	(701)
Net income	—	—	—	—	76,709	—	76,709	76,709
Total comprehensive income								$69,088

Balance as of December 31, 2007	42,059,752	11,886	294,862	(24,367)	258,202	(4,321)	536,262
Exercise of options	19,700	6	232	—	—	—	238
Stock based compensation	—	—	3,766	—	—	—	3,766
Dividends paid	—	—	—	—	(23,765)	—	(23,765)
Other comprehensive income (loss), net of tax:
Unrealized gain on derivative instruments	—	—	—	17,901	—	—	17,901	17,901
Foreign currency translation differences	—	—	—	(1,951)	—	—	(1,951)	(1,951)
Unrealized pension income	—	—	—	1,174	—	—	1,174	1,174
Unrealized gain on available for sale marketable securities	—	—	—	211	—	—	211	211
Net income	—	—	—	—	98,904	—	98,904	98,904
Total comprehensive income								$116,239
Balance as of September 30, 2008 (Unaudited)	42,079,452	$11,892	$298,860	$(7,032)	$333,341	$(4,321)	$632,740

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of July 1, 2007 (Unaudited)	42,042,089	$11,882	$291,532	$(16,162)	$214,259	$(4,321)	$497,190
Exercise of options	11,263	3	353	—	—	—	356
Tax benefit in respect of options exercised	—	—	82	—	—	—	82
Stock based compensation	—	—	1,476	—	—	—	1,476
Dividends paid	—	—	—	—	(6,597)	—	(6,597)
Other comprehensive income (loss):
Unrealized gains on derivative instruments	—	—	—	(5,135)	—	—	(5,135)	$(5,135)
Foreign currency translation differences	—	—	—	673	—	—	673	673
Adjustment for adoption of FAS 158 for thepost medical plan as of December 31, 2006	—	—	—	(1,163)	—	—	(1,163)	(1,163)
Unrealized gain from securities	—	—	—	353	—	—	353	353
Net income	—	—	—	—	26,375	—	26,375	26,375
Total comprehensive income								$21,103
Balance as of September 30, 2007 (Unaudited)	42,053,352	$11,885	$293,443	$(21,434)	$234,037	$(4,321)	$513,610
Balance as of July 1, 2008 (Unaudited)	42,076,766	$11,891	$297,635	$(27,125)	$306,283	$(4,321)	$584,363
Exercise of options	2,686	1	28	—	—	—	29
Tax benefit in respect of options exercised	—	—	1,197	—	—	—	1,197
Dividends paid	—	—	—	—	(8,538)	—	(8,538)
Other comprehensive income (loss):
Unrealized gains on derivative instruments	—	—	—	22,605	—	—	22,605	22,605
Foreign currency translation differences	—	—	—	(3,126)	—	—	(3,126)	(3,126)
Unrealized pension income	—	—	—	241	—	—	241	241
Unrealized gain on available for salemarketable securities	—	—	—	373	—	—	373	373
Net income	—	—	—	—	35,596	—	35,596	35,596
Total comprehensive income								$56,689
Balance as of September 30, 2008 (Unaudited)	42,079,452	$11,892	$298,860	$(7,032)	$333,341	$(4,321)	$632,740

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Nine months ended September 30,		Year ended December 31,
	2008	2007	2007
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$98,904	$44,783	$76,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,256	65,980	99,414
Acquired in-process research and development (“IPR&D”)	—	16,560	16,560
Marketable securities fair value adjustment	8,236	—	10,027
Stock based compensation	3,766	3,637	4,778
Deferred income taxes	(5,715)	(21,162)	(30,955)
Accrued severance pay, net	14,692	(3,583)	(3,171)
Gain on sale of property and equipment	(152)	(918)	(1,120)
Minority interests in earnings of subsidiaries	39,073	5,042	13,038
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	1,718	(407)	(2,182)
Changes in operating assets and liabilities:
Decrease (increase) in short-term and long-term receivables and prepaid expenses	32,320	(13,101)	(68,129)
Increase in inventories	(177,424)	(52,039)	(124,381)
Increase in trade payables, other payables and accrued expenses	103,589	76,714	151,283
Increase (decrease) in advances received from customers	(101,357)	92,723	120,814
Other adjustments	1	5	2
Net cash provided by operating activities	112,907	214,234	262,687

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(103,391)	(65,903)	(106,269)
Acquisition of subsidiaries and businesses (Schedule A)	(4,785)	(353,175)	(353,175)
Investments in affiliated companies	(811)	(556)	(916)
Proceeds from sale of property, plant and equipment	6,132	3,922	4,364
Proceeds from sale of investment	—	—	1,431
Investment in long-term bank deposits	(10,115)	(3,130)	(12,216)
Proceeds from sale of long-term bank deposits	3,061	16,473	8,839
Short-term bank deposits, net	(6,659)	115,904	193,263
Net cash used in investing activities	(116,568)	(286,465)	(264,679)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	238	643	427
Repayment of long-term bank loans	(223,255)	(119,234)	(150,310)
Receipt of long-term bank and other loans	168,211	429,567	464,878
Dividends paid	(23,765)	(19,647)	(27,410)
Tax benefit in respect of options exercised	—	146	46
Change in short-term bank credit and loans, net	(9,962)	3,115	(7,401)
Net cash provided by (used in) financing activities	(88,533)	294,590	280,230

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(92,194)	222,359	278,238
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	362,802	84,564	84,564
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$270,608	$306,923	$362,802
(*) Dividend recorded	$9,789	$9,614	$12,383

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Nine months ended September 30,		Year ended December 31
	2008	2007	2007
	(Unaudited)		(Audited)
SUPPLEMENTARY CASH FLOWS ACTIVITIES:

Cash paid during the period for:

Income taxes	$24,617	$22,610	$23,282

Interest	$21,032	$12,767	$20,949

SCHEDULE A:
Subsidiaries acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition:

Working capital, net (excluding cash and cash equivalents)	$(363)	$40,540	$40,540
Property, plant and equipment	83	25,175	25,175
Other long-term assets	—	63,063	63,063
Goodwill and other intangible assets	3,013	530,536	530,536
IPR&D	—	16,560	16,560
Deferred income taxes	—	(71,919)	(71,919)
Long-term liabilities	(48)	(76,910)	(76,910)
Equity investment in Tadiran	—	(173,870)	(173,870)
Equity acquired in a subsidiary	2,100	—	—
	$4,785	$353,175	$353,175

(*)

In 2008, the shares of Bar-Kal Systems Engineering Ltd., the shares of Electro Optic Research and Development Company Ltd., and 46% of the shares of A.E. Electronics S.A. (of which 54% of the shares were held by the Company prior to the acquisition).

In 2007, the shares of Tadiran Communications Ltd. (“Tadiran”) and Ferranti Technologies Group Ltd.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
U. S. dollars (In thousands)

Note 1 -	GENERAL

The accompanying financial statements have been prepared in a condensed format as of September 30, 2008, and for the three and nine months then ended in accordance with United States generally accepted accounting principles “)U.S. GAAP”( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP but which are not required for interim reporting purposes, have been condensed or omitted.

These statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2007.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2007 in order to conform to the current year’s presentation.

Operating results for the nine and three months ended September 30, 2008, are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except for the adoption of FASB Statement No. 157,“Fair Value Measurements”, in accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) 157-2.

B.

Other new pronouncements issued but not effective as of September 30, 2008 are not expected to have a significant effect on the Company’s consolidated financial position or results of operations, with the possible exception of the following, which are currently being evaluated by management:

(1)

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). SFAS 161 is an amendment of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). To address concerns that the existing disclosure requirements of SFAS 133 do not provide adequate information, SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the future impacts and disclosures resulting from SFAS 161.

(2)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(3)

In October, 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. ) “FSP 157-3”) clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, “Accounting Changes and Error Corrections) “SFAS 154”). However, the disclosure provisions in SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of FSP 157-3 did not have a material impact on the Company’s financial position or results of operations.

C.

The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar.

Note 3 -	INVENTORIES, NET OF ADVANCES

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Cost of long-term contracts in progress	$694,083	$508,273
Raw materials	144,592	123,466
Advances to suppliers and subcontractors	51,054	65,597
	889,729	697,336
Less -
Cost incurred on contracts in progress deducted
from customer advances	112,213	69,199
Advances received from customers	114,189	131,177
Provision for losses	31,255	16,357
	$632,072	$480,603

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
U. S. dollars (In thousands)

Note 4 – FAIR VALUE MEASUREMENTS

In the first quarter of 2008, the Company adopted Statement of Financial Accounting Standards (FAS) 157, “Fair Value Measurements”, (FAS 157) which defines fair value, establishes a market based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair value measurements. The FAS 157 requirements for certain non-financial assets and liabilities have been deferred until the first quarter of 2009 in accordancewith Financial Accounting Standards Board (FASB) Staff Position (FSP) 157-2. The adoption of FAS 157 did not have a material impact on our results of operations, financial position or cash flows.

The fair value hierarchy established in FAS 157 prioritizes the inputs used in valuation techniques into threelevels as follows:

A.	Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
B.

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and

C.	Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and are required in order to develop relevant assumptions.

The amount of assets and liabilities subject to the provision of SFAS 157 at September 30, 2008,includes mainly $12,649 of marketable securities and $1,573 of derivative financial instruments net. The Company determined the fair values of the marketable securities using Level 3 methodology. Changes in the fair value of thosesecurities during the period were recorded as follows: unrealized losses of $9,078 that are considered to be other-than-temporary were charged to statement of income as finance expenses. The fair value of the derivative financial instruments was determined using Level 2 methodology.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
U. S. dollars (In thousands)

Note 5 – COMMITMENTS AND CONTINGENT LIABILITIES

A.

On July 2, 2008, the Company announced that on June 30, 2008, the court issued a series of orders relating to a trial in Memphis, Tennessee, against several defendants, including Kollsman, Inc. (“Kollsman”), a wholly-owned U.S. subsidiary of the Company. This is further to the Company’s announcement on November 7, 2007 and information contained in the Company’s Annual Report on Form 20-F filed on May 28, 2008 regarding a claim brought by the plaintiff Innovative Solutions and Support, Inc (“IS&S”). The rulings reflected an award to the plaintiff against Kollsman for direct and exemplary damages, interest and costs totaling approximately $23.2 million. The impact of the ruling was included in the Company’s second quarter 2008 results in net after tax expenses of approximately $10 million, taking into account reserves previously recorded.

On September 2, 2008, a settlement between IS&S and Kollsman became effective with respect to all claims by IS&S and Kollsman against each other in the case, and a corresponding Consent Order was entered. Under the settlement agreement, all claims between IS&S and Kollsman were dismissed with prejudice, a final agreed injunction was entered and the matter was fully and finally mutually settled without any admission of guilt by either party. In addition, an agreed settlement payment of $17 million was made by Kollsman to IS&S. Kollsman and IS&S may explore opportunities for future business collaboration.. As a result of the settlement, the Company’s third quarter 2008 results include a positive net after tax impact of approximately $3 million.

B.

On July 24, 2008, the Company announced, further to the Company’s announcement on July 4, 2007, that on July 22, 2008 the United States District Court for the Southern District of New York issued an order dismissing, on grounds of forum non conveniens, the claim filed last year by certain minority shareholders of ImageSat International N.V. (“ImageSat”). The Company, through one of its subsidiaries, holds a minority position in ImageSat. The claim had been filed against certain of ImageSat’s shareholders including the Company and against certain current and former officers and directors of ImageSat, including among others Michael Federmann, Joseph Ackerman and Joseph Gaspar, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, respectively. On July 28, 2008, the plaintiffs filed an appeal of the court’s dismissal order with the U.S. Federal Court of Appeals for the Second Circuit. On August 6, 2008, another minority shareholder of ImageSat filed a similar claim in the New York District Court.

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